TM CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

OMB APPROVAL
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SEC FILE NUMBER
8-42193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TM CAPITAL CORP.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1230 PEACHTREE STREET NE, SUITE 550
(No. and Street)

ATLANTA	GA	30309
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PAUL R. SMOLEVITZ	212-809-1416	PSMOLEVITZ@TMCAPITAL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

APRIO, LLP
(Name – if individual, state last, first, and middle name)

2002 SUMMIT BLVD, STE 120	ATLANTA	GA	30319
(Address)	(City)	(State)	(Zip Code)

11/25/2003	926
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, JAMES S. GRIEN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TM CAPITAL CORP., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: PRESIDENT AND CEO

MCKENNA DENOBLE
MY COMMISSION EXPIRES
NOTARY PUBLIC
FEBRUARY 08, 2025
FULTON COUNTY, GEORGIA

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TM CAPITAL CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
TM Capital Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TM Capital Corp., the "Company", as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of TM Capital Corp. as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Aprio, LLP

We have served as TM Capital Corp.'s auditor since 2009.

Atlanta, Georgia
February 28, 2023

TM CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Current assets
Cash	$	6,829,952
Accounts receivable, net of allowance for doubtful accounts of $0		1,437,183
Prepaid expenses		890,965
Warrants		35,057
Total current assets		9,193,157

Property and equipment
Software	128,387
Furniture and fixtures	360,739
Leasehold improvements	358,388
Computers and equipment	370,742
	1,218,256
Accumulated depreciation	(745,906)
Total property and equipment	472,350

Other assets
Right of use assets	3,365,398
Security deposits	130,794
Total other assets	3,496,192
Total assets	$ 13,161,699

See accompanying notes to the financial statements

TM CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

Payable to 401(k) plan	$	897,123
Lease liability, current portion		732,936
Accounts payable and accrued liabilities		95,275
Total current liabilities		1,725,334

Long-term liabilities

Lease liability, net of current portion		2,972,635
Total long-term liabilities		2,972,635
Total liabilities		4,697,969

Stockholders' equity

Common stock, $0.01 par value; 5,000 shares authorized;

4,349 shares issued and outstanding		43
Additional paid in capital		3,806,092
Retained earnings		4,657,595
		8,463,730
Total liabilities and stockholders' equity	$	13,161,699

See accompanying notes to the financial statements

-3-

Note A
Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations:

TM Capital Corp. (the "Company"), an S Corporation, was formed on July 26, 1989. The Company provides investment banking services to clients. The Company is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity, and equity-related securities.

The Company does not maintain customer accounts.

Operating Leases:

The Company recognizes and measures its leases in accordance with ASC 842, Leases. The Company is a lessee in various noncancellable operating leases for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of each lease. The lease liability is initially and subsequently recognized based on the present value of the contract's future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate, if it is readily determinable, or the Company's incremental borrowing rate. The implicit rate of the Company's lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at each commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. Lastly, in computing the Company's net capital, the Company adds back the ROU assets to the extent of the associated operating lease liability, in accordance with the SEC Division of Trading and Markets' no-action relief dated October 2018.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note A
Nature of Operations and Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk Arising from Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Accounts Receivable:

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable net of the allowance for doubtful accounts.

Warrants:

The Company may receive stock warrants as part of agreed-upon compensation for services. In accordance with ASC 606, these warrants are valued at fair value at the initiation of the contract, if determinable. Otherwise, the warrants are valued based on the typical charge for the service provided. At the completion of the contract, the warrants are recorded as an asset at fair value.   The Company evaluates warrants for fair value changes at year end.   Refer to Note G for the fair value measurement of the warrants.

Note A
Nature of Operations and Summary of Significant Accounting Policies (Continued)

<u>Property and Equipment</u>:

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets, which are as follows:

Software	3 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of estimated useful life or life of the lease
Computers and equipment	5 years

<u>Revenue Recognition</u>:

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented as expense reimbursements revenue on the statement of income.

The Company provides financial advisory and transaction related services to its customers. The benefits of the Company's services are generally transferred to the Company's customers over time, since the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time and the considerations typically include retainer fees and success fees. Retainer fees are generally fixed and charged on a month-to-month basis, recognized over the month in which the advisory services are performed. However, success fees are variable and subject to constraints, and are typically not recognized until the transaction completion date, due to the uncertainty associated with those events.

Note A
Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes:

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code and similar state statutes to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. The Company pays local income taxes; therefore, a provision for income taxes has been included in the financial statements.

The applicable accounting standards for uncertain income tax positions state that a tax benefit arising from an uncertain tax position can only be recognized for financial reporting purposes if, and to the extent that, the position is more likely than not to be sustained in an audit by the applicable taxing authority. There were no unrecognized tax benefits and related tax liabilities at December 31, 2022.

The Company is no longer subject to income tax examinations for calendar years up to and including 2018.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, prepaid expenses, accounts payable, and accrued liabilities are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

Note B
Net Capital

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $5,482,381, which was $5,393,543 in excess of its required net capital of $88,838. The Company's ratio of aggregate indebtedness to net capital was .24 to 1.

Note C
Exemption from Rule 15c3-3

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note D
Commitments

Operating Leases:

The Company has obligations as a lessee for office spaces and office equipment with initial noncancelable terms in excess of one year. The Company classified its leases as operating leases. Some of the leases contain renewal options for a period of one year or more. Because the Company is not reasonably certain to exercise the renewal options, the optional periods are not included in determining each lease term, and associated payments under the renewal options are excluded from lease payments. The Company's operating leases do not include termination options for either party to the leases or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus immaterial variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of each building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of the operating leases are as follows:

Year Ended December 31, 2022:

Lease cost	$832,870
Operating cash flow	$858,504
Right of use assets obtained	$150,713
Weighted-average remaining lease term	5.07 years
Weighted-average discount rate	5.05%

Maturities of the lease liability under the noncancelable operating leases are as follows:

Year Ending December 31:

2023	$	903,139
2024		914,479
2025		761,276
2026		587,650
2027		580,684
Thereafter		468,300
Total undiscounted lease payments	$	4,215,528
Less: Imputed interest		(509,957)
Total lease liability	$	3,705,571

Note E
Employee Retirement Plans

The Company maintains a 401(k) employee retirement plan. The plan covers all full-time employees who have attained the age of 21 years and have performed six months of service. The Company makes safe harbor contributions annually.   For the year ended December 31, 2022, the Company elected to make profit sharing contributions, which is an annual discretionary contribution allowed by the plan.

Note F
Related Party Transactions

Revenues from Related Parties:

Stockholders of the Company have non-controlling ownership interests or are directors of companies to which the Company provides advisory services. There were no accounts receivable due from these related parties at December 31, 2022.

Professional Fees to Related Party:

During the year ended December 31, 2022, the Company utilized a related party company for professional services. There were no accounts payable due to this related party at December 31, 2022.

Note G
Fair Value Measurements

The FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance enables the reader of the financial statements to assess the inputs used to develop fair value measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). There are three general valuation techniques that may be used to measure fair value, as described below:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Prices may be indicated by pricing guides, sale transactions, market trades, or other sources;

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost); and

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about the future amounts (includes present value techniques and option-pricing models). Net present value is an income approach where a stream of expected cash flows is discounted at an appropriate market interest rate.

Note G
Fair Value Measurements (Continued)

FASB ASC 820 requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Inputs consist of unadjusted quoted prices for identical assets in active markets that the Company has the ability to access.

Level 2 - Inputs consist of 1) quoted prices for similar assets in active markets, 2) quoted prices for identical or similar assets in inactive markets, 3) inputs other than quoted prices that are observable, and 4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset has a specified (contractual) term, the level 2 input must be observable for substantially the full term.

Level 3 - Inputs consist of unobservable inputs where there is little or no market activity, and the reporting entity makes estimates and assumptions related to the pricing of the asset including assumptions regarding risk.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. Financial assets and liabilities carried at fair value at December 31, 2022, are classified in the table below in one of the three categories described above.

Fair value of warrants measured on a recurring basis at December 31, 2022, are as follows:

| | | Fair Value Measurements at Reporting Date Using | | |
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2022				
Warrants	$35,057	$0	$0	$35,057

The Company values nontraded warrants using the Black-Scholes option pricing model, which takes into account the contract terms (including the strike price and contract maturity) and multiple inputs (including time value, volatility, equity prices, and interest rates). The significant unobservable inputs used in the option pricing model were industry volatility of 20%, estimated time to maturity of 72 months, and an annual risk free rate of 4%. There were no changes in the valuation techniques during the current year.

Note H
Indemnification

In the normal course of its business, the Company indemnifies certain service providers against specified losses in connection with their providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. The Company does not believe it will ever have to make a material payment under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note I
Subsequent Events

The Company evaluated subsequent events through February 28, 2023, the date when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the date of these financial statements but prior to the filing date of this report that would have a material impact on the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
TM Capital Corp.

We have reviewed management's statements, included in the accompanying exemption letter, in which (1) TM Capital Corp. ("the Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provision) and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Aprio, LLP

Atlanta, GA
February 28, 2023



TM CAPITAL
SUCCESS. REALIZED.

TM CAPITAL CORP. EXEMPTION REPORT

TM Capital Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) During the fiscal year ended December 31, 2022, the Company claimed an exemption from provision (k)(2)(i) of Rule 15c3-3.

(2) The Company met the identified exemption provision in Rule15c3-3(k) throughout the most recent fiscal year without exception.

TM Capital Corp.

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

James S. Grien
President and CEO

Paul R. Smolevitz
Managing Director

Bradford A. Adams
Managing Director

Thea J. Juhl
Director of Administration
and Corporate Controller

Dated: February 28, 2023

ATLANTA
BOSTON
NEW YORK

PROMENADE
1230 PEACHTREE STREET NE
SUITE 550
ATLANTA, GA 30309